Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	10	11	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	17,363	4,000
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	543p	483.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
APOLLO NOMINEES LTD CREST ID 002	Ordinary 25p	7,924

Address
1 FINSBURY AVENUE LONDON
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
SUSAN WHISTLER	Ordinary 25p	1,600

Address
20 JENKINS CLOSE SHENLEY CHURCH END MILTON KEYNES
UK postcode MK5 6HX

Name	Class of shares allotted	Number allotted
WILLIAM S HARGETTE	Ordinary 25p	11,839

Address
50 QUEENS COURT NEWPORT NEWS VA 23606
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ S P Webster	Date 10/11/06
S P Webster
A director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mark Jenkins, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel 0118 929 8968
	DX number	DX exchange

coform